

15045511

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8-67676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 23 2015

201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JPM Advisors, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___38 Donnelly Drive___
                                                        (No. and Street)

___Dover, MA 02030-1722___
(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Kenneth R. George, CPA___   ___603-380-5435___
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Burke & Associates CPAs, Inc.___
              (Name - if individual, state *last, first, middle name*)

___175 Derby Street, Suite 42___   ___Hingham___   ___MA___   ___02043___
(Address)   (City)   (state)   Zip Code)

CHECK ONE:
 [X] Certified Public Accountant
 [ ] Public Accountant
 [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).



OATH OR AFFIRMATION

I_____James P. McPartland_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of_____JPM Advisors, LLC_____as

of_____December 31_____2014, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_James P. McPartland_____
Signature

FELICIA S. HOFFMAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires July 30, 2015

_MANAGING MEMBER_____
Title

_Felicia S. Hoffman_____
Notary Public

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[   ] (c) Statement of Income (Loss).
[   ] (d) Statement of Cash Flows.
[   ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[   ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[   ] (g)Computation of Net Capital.
[   ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[   ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[   ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[   ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
        methods of consolidation.
[x] (l) An Oath or Affirmation.
[   ] (m)A copy of the SIPC Supplemental Report.
[x] (n) Exemption Report Pursuant to SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JPM Advisors, LLC

Statement of Financial Condition
(Note 2)

December 31,	2014
Assets	
Cash	$ 21,775
Accounts receivable (Note 4)	6,000
Total current assets	27,775
Fixed assets, at cost:	
Computer and office equipment	12,766
Furniture	3,458
	16,224
Less accumulated depreciation	15,436
Total fixed assets, net	788
Total assets	$ 28,563
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable and accrued expenses (Note 4)	$ 6,141
Total current liabilities	6,141
Commitments (Notes 3 & 4)	
Member's equity (Note 3)	22,422
Total liabilities and member's equity	$ 28,563

See accompanying independent auditors' report and notes to financial statements.